UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34637R 10 0

(CUSIP Number)

Gary S. Winemaster

c/o Power Solutions International

655 Wheat Lane

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34637R 10 0	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON Gary S. Winemaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,283,588(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,283,588(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,283,588(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.47%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 20,783,588 shares of the Issuer’s common stock issuable upon conversion of the shares of the Issuer’s Series A Convertible Preferred Stock beneficially owned by the Reporting Person (giving effect to the limitations on conversion thereof).

(2)	Based on 10,770,083 outstanding shares of the Issuer’s common stock as of the date of this Schedule 13D. Such beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, assuming that no shares of the Issuer’s common stock issuable upon conversion of outstanding shares of the Issuer’s Series A Convertible Preferred Stock are deemed outstanding other than those shares of the Issuer’s common stock issuable upon conversion of the shares of the Issuer’s Series A Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP NO. 34637R 10 0	13D	Page 3 of 14 Pages

Item 1.	Security and Issuer

The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 655 Wheat Lane, Wood Dale, Illinois 60191.

Item 2.	Identity and Background

(a), (f)	This Schedule 13D is being filed by Gary S. Winemaster (the “Reporting Person”), a resident of the United States.

(b), (c)	The Reporting Person’s business address is c/o Power Solutions International, Inc., 655 Wheat Lane, Wood Dale, Illinois 60191. The Reporting Person is the Chairman of the Board, Chief Executive Officer and President of the Issuer. The Issuer is engaged in the business of designing, manufacturing, marketing and distributing and otherwise supplying or providing power systems (and subsystems, components, kits and parts), other engine power products, telematics products and connected asset services to manufacturers and suppliers of off-highway industrial equipment.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 29, 2011, pursuant to the terms of an Agreement and Plan of Merger, dated April 29, 2011 (the “Merger Agreement”), by and among the Issuer, PSI Merger Sub, Inc., a Delaware corporation that was newly-created as a wholly-owned subsidiary of the Issuer (“Merger Sub”), and The W Group, Inc., a Delaware corporation (“The W Group”), by virtue of the Reverse Merger (as defined and described in Item 4 below), all of the outstanding shares of common stock of The W Group held by the three stockholders of The W Group at the closing of the Reverse Merger converted into an aggregate of 10,000,000 shares of Common Stock and 95,960.90289 shares of Preferred Stock. Immediately prior to the consummation of the Reverse Merger, the Reporting Person was the beneficial owner of 794,444.45 shares of common stock of The W Group, and at the closing of the Reverse Merger, the 794,444.45 shares of common stock of The W Group beneficially owned by the Reporting Person, by virtue of the Reverse Merger and without any action on the part of the Reporting Person, converted into, and the Issuer issued to the Reporting Person, 5,500,000 shares of Common Stock and 52,778.49712 shares of Preferred Stock.

CUSIP NO. 34637R 10 0	13D	Page 4 of 14 Pages

Pursuant to the Purchase and Sale Agreement (as defined and described in detail in Item 4 below), the Reporting Person agreed to purchase from Thomas J. Somodi, a stockholder and the Chief Operating Officer and Chief Financial Officer of The W Group immediately prior to the consummation of the Reverse Merger, and now the Issuer’s Chief Operating Officer and Chief Financial Officer, and Mr. Somodi agreed to sell to the Reporting Person, 1,000,000 shares of Common Stock and 9,596.09002 shares of Preferred Stock (in each case without giving effect to the Reverse Split (as defined below)), representing all of the shares of Common Stock and Preferred Stock acquired by Mr. Somodi pursuant to the Merger Agreement, at an initial closing to occur within 90 days following the closing of the Reverse Merger, in exchange for (1) a cash payment equal to $2,500,000, payable at such initial closing, (2) an additional cash payment equal to $1,750,000, payable at a subsequent closing, and (3) the Reporting Person’s agreement to transfer to Mr. Somodi shares of Common Stock, or cash payment in lieu thereof, upon the Issuer’s achievement of certain market value per share of Common Stock milestones, as described in detail in Item 4 below (which information set forth in Item 4 is incorporated herein by reference). It is currently anticipated that the Reporting Person will use personal funds, which may include funds borrowed from third-party financing sources, to purchase the shares of Common Stock and Preferred Stock from Mr. Somodi pursuant to the Purchase and Sale Agreement.

Item 4.	Purpose of Transaction

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

On April 29, 2011, the Issuer completed a reverse merger transaction (the “Reverse Merger”), in which Merger Sub merged with and into The W Group and The W Group remained as the surviving corporation of the merger, becoming a wholly-owned subsidiary of the Issuer. The Reverse Merger was consummated under Delaware corporate law pursuant to the Merger Agreement. Concurrently with the closing of the Reverse Merger, the Issuer entered into a purchase agreement (the “Purchase Agreement”) with accredited investors and completed a private placement (the “Private Placement”) of shares of its newly designated Series A Convertible Preferred Stock, liquidation preference of $1,000 per share (the “Preferred Stock”), together with warrants to purchase shares of Common Stock, to these accredited investors, receiving total gross proceeds of approximately $18,000,000. The Reverse Merger and the Private Placement are described in detail in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2011 (the “Form 8-K”).

In connection with the consummation of the Reverse Merger and the Private Placement, the Issuer filed a certificate of designation (the “Certificate of Designation”), designating and authorizing the issuance of up to 114,000 shares of Preferred Stock, with the Nevada Secretary of State, and which became effective, on April 29, 2011. Each share of Preferred Stock is initially convertible into shares of Common Stock at any time at the election of the holder thereof, subject to the limitations on conversion set forth in the Certificate of Designation, at an initial conversion price of $0.375 per share, subject to full ratchet anti-dilution protection and to other adjustments for non-cash dividends, distributions, stock splits or other subdivisions or reclassifications of Common Stock. Giving effect to the Reverse Split, as if it occurred immediately following the closing of the Reverse Merger and the Private Placement, the conversion price at which each

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share of Preferred Stock will convert into shares of Common Stock would have been $12.00 per share. Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Preferred Stock will automatically convert into a number of shares of Common Stock equal to $1,000 divided by the conversion price then in effect. No dividends are payable on the Preferred Stock, except that if the Issuer pays dividends on the Common Stock, the Preferred Stock will participate as if, for purposes thereof, each share of Preferred Stock had converted into shares of Common Stock after giving effect to the Reverse Split (i.e., without giving effect to the limitations on conversion set forth in the Certificate of Designation) as of the date immediately prior to the record date for such dividend. In the event the Reverse Split is not effective on or prior to August 27, 2011, each share of Preferred Stock will entitle the holder thereof to receive, when, as and if declared by the Issuer’s board of directors, non-cumulative cash dividends, accruing on a daily basis from August 27, 2011, through and including the date on which such dividends are paid, at the annual rate of two percent (2%) of the Preferred Stock liquidation preference. The powers, designations, preferences, limitations, restrictions and relative rights of the Preferred Stock are described in greater detail in the Form 8-K.

In connection with the consummation of the Reverse Merger and the Private Placement, on April 29, 2011, the Issuer entered into a stock repurchase and debt satisfaction agreement (the “Repurchase Agreement”) with Ryan Neely, the Issuer’s sole director and executive officer immediately prior to the closing of the Reverse Merger, and his wife, Michelle Neely. Pursuant to the Repurchase Agreement, at the time of consummation of the Reverse Merger, (1) the Issuer repurchased 3,000,000 shares of Common Stock from Ryan Neely and Michelle Neely, which represented approximately 79.57% of the shares of Common Stock outstanding immediately prior to the consummation of the Reverse Merger and the Private Placement (without giving effect to the Reverse Split), and immediately thereafter the Issuer cancelled those shares, and (2) Ryan Neely and Michelle Neely terminated all of their right, title and interest in and to, and released the Issuer from any and all obligations it had with respect to, the loans made by Ryan Neely and Michelle Neely to the Issuer from time to time (which, as of the closing of the transactions contemplated by the Repurchase Agreement, were in aggregate principal amount of $114,156), in exchange for aggregate consideration of $360,000.

In connection with the consummation of the Reverse Merger and the Private Placement, the Reporting Person and Thomas J. Somodi, entered into a Purchase and Sale Agreement on April 28, 2011 (the “Purchase and Sale Agreement”), which was effective on the closing of the Reverse Merger. Pursuant to the Purchase and Sale Agreement, the Reporting Person agreed to purchase from Mr. Somodi, and Mr. Somodi agreed to sell to the Reporting Person, all of the shares of Common Stock and Preferred Stock acquired by Mr. Somodi pursuant to the Merger Agreement, at an initial closing to occur within 90 days following the closing of the Reverse Merger, in exchange for (1) a cash payment equal to $2,500,000, payable at such initial closing, (2) an additional cash payment equal to $1,750,000, payable after the earlier of the hiring by the Issuer of a new Chief Financial Officer (which the Issuer has agreed to endeavor to do as soon as reasonably possible, as discussed below) and April 29, 2013, two years after the closing of the Reverse Merger (provided that the Reporting Person has agreed to make such payment in no event later than the later of 60 days after such earlier date and eight months following the closing of the Reverse Merger), and (3) the Reporting Person’s agreement to transfer to Mr. Somodi shares of Common Stock, or cash payment in lieu thereof, upon the Issuer’s achievement of certain market value per share of Common Stock milestones, as described in detail below.

CUSIP NO. 34637R 10 0	13D	Page 6 of 14 Pages

Pursuant to the terms of the Purchase and Sale Agreement, after the initial payment of $2,500,000 at the initial closing, approximately 41% of the shares agreed to be purchased by the Reporting Person (on a pro forma, as-converted basis, without giving effect to any limitations on conversion set forth in the Certificate of Designation) will be held in escrow until the remaining $1,750,000 payment has been delivered pursuant to the terms of the Purchase and Sale Agreement. At the Reporting Person’s election, in lieu of depositing such shares to be held in escrow, the Reporting Person may pledge such shares to Mr. Somodi to secure the Reporting Person’s obligation to make the remaining $1,750,000 payment to Mr. Somodi.

As additional consideration for the acquisition by the Reporting Person of the shares issued to Mr. Somodi in the Reverse Merger, the Reporting Person agreed to deliver to Mr. Somodi, within 90 days of the first date on which the Issuer first achieves Common Stock market value per share milestones as follows: (A) an aggregate of 3,933,333 shares of Common Stock (122,917 shares giving effect to the Reverse Split) after the first period of 10 consecutive trading days after the effectiveness of the Reverse Split on each of at least seven of which the market value per share of the outstanding Common Stock (calculated in accordance with the Purchase and Sale Agreement) is at least $0.6356 ($20.3392 giving effect to the Reverse Split); (B) an additional aggregate of 4,720,000 shares of Common Stock (147,500 shares giving effect to the Reverse Split) after the first period of 10 consecutive trading days after the effectiveness of the Reverse Split on each of at least seven of which the market value per share of the outstanding Common Stock (calculated in accordance with the Purchase and Sale Agreement) is at least $0.7945 ($25.424 giving effect to the Reverse Split); and (C) an additional aggregate of 3,146,656 shares of Common Stock (98,333 shares giving effect to the Reverse Split) after the first period of 10 consecutive trading days after the effectiveness of the Reverse Split on each of at least seven of which the market value per share of the outstanding Common Stock (calculated in accordance with the Purchase and Sale Agreement) is at least $0.9534 ($30.5088 giving effect to the Reverse Split). All share numbers and share prices set forth above are subject to adjustment for stock splits, stock dividends and other similar transactions, as set forth in the Purchase and Sale Agreement. The Reporting Person may, at his sole option and in lieu of delivering shares of Common Stock to Mr. Somodi as described above, elect to make a payment to Mr. Somodi equal to the then-market value of the shares the Reporting Person would otherwise be required to deliver pursuant to the provisions described above. The Reporting Person’s obligation will expire if the Issuer has not achieved the applicable market value per share of Common Stock milestones by the fifth anniversary of the closing of the Reverse Merger.

Further, in connection with the consummation of the Reverse Merger and the Private Placement, the board of directors of the Issuer approved the Amended and Restated Bylaws of the Issuer (the “Amended and Restated Bylaws”), to amend and restate the bylaws of the Issuer then in effect, effective immediately. The Amended and Restated Bylaws reflect modifications to generally modernize the bylaws of the Issuer.

Pursuant to the Purchase Agreement, and in connection with the consummation of the Reverse Merger and the Private Placement, the board of directors of the Issuer approved a 1-for-32 reverse stock split of issued and outstanding shares of Common Stock (the “Reverse Split”), immediately following the effectiveness of which every 32 issued and outstanding shares of Common Stock will automatically convert into one share of Common Stock. As discussed

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above, immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Preferred Stock will automatically convert into a number of shares of Common Stock equal to $1,000 divided by the conversion price then in effect.

Further, in connection with the Reverse Merger and the Private Placement, the board of directors of the Issuer approved the merger of the Issuer with and into a Delaware corporation that will be newly-created as a wholly owned subsidiary of the Issuer, which merger will be effected for the purpose of changing the Issuer’s jurisdiction of incorporation from Nevada to Delaware (the “Migratory Merger”). The Reverse Split may be effected through the consummation of the Migratory Merger, whereby each 32 shares of Common Stock would be exchanged for one share of common stock of the surviving entity in the Migratory Merger. In such case, the consummation of the Migratory Merger will constitute the Reverse Split. The consummation by the Issuer of each of the Reverse Split and the Migratory Merger is subject to the approval of the Issuer’s shareholders.

In connection with the consummation of the Reverse Merger and the Private Placement, Ryan Neely, the Issuer’s then-sole executive officer and director, approved (1) the appointment of the following persons to serve as the only executive officers of the Issuer, effective immediately following the closing of the Reverse Merger and the Private Placement: (a) the Reporting Person - Chief Executive Officer and President; (b) Thomas Somodi – Chief Operating Officer and Chief Financial Officer; and (c) Kenneth Winemaster – Senior Vice President and Secretary; (2) the appointment of the Reporting Person to serve as Chairman of the Board of the board of directors of the Issuer effective immediately following the closing of the Reverse Merger and the Private Placement, and (3) the appointment of each of Thomas Somodi, Kenneth Winemaster, Kenneth Landini and H. Samuel Greenawalt to serve as a member of the board of directors of the Issuer effective ten days after the date on which the Issuer files with the SEC and mails to its shareholders the Issuer’s information statement in accordance with Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Information Statement Date”). In connection therewith, Mr. Neely resigned from his position as the only executive officer of the Issuer effective as of April 29, 2011, immediately following the closing of the Reverse Merger and the Private Placement, and resigned as a director effective as of the Information Statement Date. In addition, the Issuer intends to (and, pursuant to the employment agreement entered into between the Issuer and Mr. Somodi in connection with the closing of the Reverse Merger and Private Placement, the Issuer has agreed to endeavor to) hire a new Chief Financial Officer as soon as reasonably possible, following which Mr. Somodi is expected to continue as the Issuer’s Chief Operating Officer.

Pursuant to the Purchase Agreement, and in connection with the Migratory Merger, the Issuer agreed with the investors in the Private Placement on forms of each of the certificate of incorporation and the bylaws for the surviving entity in the Migratory Merger. The forms of each of the certificate of incorporation and the bylaws for the surviving entity in the Migratory Merger, copies of which are attached as exhibits to the Purchase Agreement included as an exhibit to this Schedule 13D, contain provisions similar in some respects to those in the Issuer’s current articles of incorporation and the amended and restated bylaws; provided that, among other things, such certificate of incorporation will declassify the Issuer’s board of directors.

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Pursuant to the terms of the Issuer’s current articles of incorporation, the Issuer’s board of directors is classified with respect to the terms for which its members will hold office by dividing the members into three classes, with the terms of the directors of one class expiring at each annual meeting of the Issuer’s shareholders, subject to the appointment and qualification of their successors. Upon the consummation of the Migratory Merger, and the declassification of the Issuer’s board of directors, each of the Issuer’s directors will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified.

Following the closing of the Reverse Merger, on May 2, 2011, the Reporting Person transferred 295.008 shares of Preferred Stock as a gift to Kenneth Landini, who was a member of the board of directors of The W Group immediately prior to the closing of the Reverse Merger and will become a member of the Issuer’s board of directors on the Information Statement Date as described above and as described in greater detail in the Form 8-K.

The descriptions and summaries of the Merger Agreement, the Purchase Agreement, the Certificate of Designation, the Repurchase Agreement, the Purchase and Sale Agreement, the Amended and Restated Bylaws and the certificate of incorporation and the bylaws for the surviving entity in the Migratory Merger set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which, in the case of the Merger Agreement, the Purchase Agreement, the Certificate of Designation, the Repurchase Agreement, the Purchase and Sale Agreement and the Amended and Restated Bylaws are included as Exhibits 1, 2, 3, 4, 5 and 6, respectively, to this Schedule 13D and, in the case of the forms of the certificate of incorporation and the bylaws for the surviving entity in the Migratory Merger, are attached as exhibits to the Purchase Agreement included as Exhibit 2, to this Schedule 13D, and are incorporated herein by reference.

Each of the Reverse Split and the Migratory Merger, the Amended and Restated Bylaws, the forms of the certificate of incorporation and the bylaws for the surviving entity in the Migratory Merger and the changes to the executive officers and directors of the Issuer in connection with the consummation of the Reverse Merger and the Private Placement are described in greater detail in the Form 8-K.

The transactions contemplated by the Merger Agreement, the Purchase Agreement and the Purchase and Sale Agreement resulted in, or will result in, as applicable, certain actions specified in Items 4(a) through (j) of Schedule 13D, including the acquisition by a person of additional securities of the Issuer and the disposition of securities of the Issuer, an extraordinary corporate transaction, including the Reverse Merger, the Migratory Merger and the Reverse Split, changes in the board of directors and management of the Issuer as constituted immediately prior to the consummation of the Reverse Merger (including a plan to change the number or term of directors on the board or to fill any existing vacancies on the board), a material change in the capitalization and dividend policy of the Issuer, and changes in the Issuer’s charter, bylaws and instruments corresponding thereto. On an ongoing basis, the Reporting Person will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase or decrease his ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in

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connection with the transactions contemplated by the Merger Agreement, the Purchase Agreement and the Purchase and Sale Agreement, the Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) 10,770,083 shares of Common Stock are outstanding as of May 9, 2011, the date of this Schedule 13D. Based on the foregoing, the 27,283,588 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Person, which includes the 20,783,588 shares of Common Stock issuable upon conversion of the shares of Preferred Stock beneficially owned by the Reporting Person (giving effect to the limitations on conversion thereof), represent approximately 85.47% of the Common Stock outstanding as of the date of this Schedule 13D. Such beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, assuming that no shares of Common Stock issuable upon conversion of outstanding shares of Preferred Stock are deemed outstanding other than those shares of Common Stock issuable upon conversion of the shares of Preferred Stock beneficially owned by the Reporting Person.

The Subject Shares include (1) 1,000,000 shares of Common Stock acquired by Thomas Somodi pursuant to the Merger Agreement, and (2) an aggregate of 3,212,670 shares of Common Stock issuable upon conversion of the 9,596.09002 shares of Preferred Stock acquired by Thomas Somodi pursuant to the Merger Agreement, giving effect to the limitations on conversion set forth in the Certificate of Designation (such shares of Common Stock set forth in clauses (1) and (2) hereof being referred to herein as the “Purchase and Sale Shares”), which shares of Common Stock and Preferred Stock the Reporting Person has agreed to purchase pursuant to the Purchase and Sale Agreement.

The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Subject Shares, other than the Purchase and Sale Shares, subject to the Purchase and Sale Agreement, the Voting Agreement (as defined and described below in Item 6) and the Lock-Up Agreement (as defined and described below in Item 6). Upon the closing of the acquisition by the Reporting Person of the Purchase and Sale Shares from Mr. Somodi pursuant to, and in accordance with, the Purchase and Sale Agreement, the Reporting Person will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Purchase and Sale Shares, subject to the Purchase and Sale Agreement, the Voting Agreement and the Lock-Up Agreement.

As a result of the limitations on conversion set forth in the Certificate of Designation, the Subject Shares do not include any shares of Common Stock issuable upon conversion of the shares of Preferred Stock beneficially owned by the Reporting Person in excess of such limitations on conversion. On a pro forma basis, as if the Reverse Split was approved by shareholders of the Issuer and consummated concurrently with the closing of the Reverse Merger (and giving effect to the automatic conversion of shares of Preferred Stock into shares of Common Stock upon the effectiveness of the Reverse Split), the Issuer would have outstanding 9,833,333 shares of Common Stock and no shares of Preferred Stock, and the Reporting Person would be the beneficial owner of 5,376,423 shares of Common Stock as of the date of this Schedule 13D, which would represent approximately 54.68% of the Common Stock outstanding as of such date.

(c) Except for the acquisition of shares of Preferred Stock and Common Stock pursuant to the Merger Agreement, and the execution of the Purchase and Sale Agreement, in each case by the Reporting Person, and for the gift of shares of Preferred Stock to Kenneth Landini described

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in Item 4 above, in each case as described in this Schedule 13D and in the Form 8-K, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d) As of the date of this Schedule 13D, Thomas Somodi has the right to receive and the power to direct the receipt of dividends from the 1,000,000 shares of Common Stock and the 9,596.09002 shares of Preferred Stock acquired by Mr. Somodi pursuant to the Merger Agreement, which the Reporting Person has agreed to purchase pursuant to the Purchase and Sale Agreement. Except as set forth in the preceding sentence, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Voting Agreement

In connection with the closing of the Private Placement, on April 29, 2011, each of the shareholders of the Issuer who was a stockholder of The W Group and who received shares in the Reverse Merger, including the Reporting Person, and Kenneth Landini, who received as a gift shares of Preferred Stock from each of the Reporting Person and Kenneth Winemaster following the consummation of the Reverse Merger, as described above, entered into Voting Agreements (the voting agreement entered into by the Reporting Person being referred to herein as the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Person agreed to vote his shares of Preferred Stock and Common Stock, as applicable, in favor of the Reverse Split, the Migratory Merger and such other matters as may be necessary or advisable to consummate the transactions contemplated by the Purchase Agreement. Pursuant to the Voting Agreement, the Reporting Person further appointed representatives of certain of the investors in the Private Placement as the Reporting Person’s proxy such that, in the event the Reporting Person fails to be counted as present or vote such shareholder’s shares in favor of the Reverse Split and the Migratory Merger, then the proxy will have the right to vote such shares in favor of the Reverse Split and the Migratory Merger. In addition, pursuant to the Voting Agreement, until the earlier of the approval of the Reverse Split and the Migratory Merger and the consent of the requisite investors in the Private Placement, the Reporting Person has agreed not to transfer any shares of Common Stock or Preferred Stock, subject to certain specified exceptions (including transfers pursuant to the Purchase and Sale Agreement and the gift of shares of Preferred Stock to Kenneth Landini).

Lock-Up Agreement

Each of the shareholder of the Issuer who was a stockholder of The W Group and who received shares in the Reverse Merger, including the Reporting Person, and Kenneth Landini, who received shares of Preferred Stock as a gift from each of the Reporting Person and Kenneth

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Winemaster, as described above, has executed a lock-up agreement (the lock-up agreement entered into by the Reporting Person being referred to herein as the “Lock-Up Agreement”). The Lock-Up Agreement provides that the Reporting Person will not, for a period commencing on April 29, 2011, the date of the Purchase Agreement, and ending on the earlier of the termination of the Purchase Agreement and 180-days following the effective date of the registration statement to be filed by the Issuer pursuant to a registration rights agreement entered into in connection with the Private Placement (the “Private Placement Registration Rights Agreement”), offer, sell or otherwise transfer any shares of Common Stock, any securities substantially similar to Common Stock or any securities convertible into or exercisable for shares of Common Stock (including shares of Preferred Stock), other than in connection with the transactions contemplated by the Purchase Agreement, the Merger Agreement and the Purchase and Sale Agreement, certain gifts of shares, including the gift of shares of Preferred Stock to Mr. Landini described above, and other customary exceptions.

Shareholder Registration Rights Agreement

In connection with the consummation of the Reverse Merger, the Issuer entered into a registration rights agreement with the Reporting Person, Kenneth Winemaster and Thomas Somodi (the “Shareholder Registration Rights Agreement”), pursuant to which the Issuer has agreed to provide to such persons certain piggyback registration rights with respect to shares of the Issuer’s capital stock, including shares issuable upon exercise, conversion or exchange of securities, held by such persons at any time on or after the closing of the Reverse Merger. The piggyback registration rights under the Shareholder Registration Rights Agreement are subject to customary cutbacks and are junior to the piggyback registration rights granted to investors in the Private Placement and to the placement agent for the Private Placement pursuant to the Private Placement Registration Rights Agreement.

Descriptions and summaries of the Voting Agreement, the Lock-Up Agreement and the Shareholder Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents (or, in the case of each of the Voting Agreement and the Lock-Up Agreement, forms of such documents), which are included as Exhibits 7, 8 and 9, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of April 29, 2011 between Format, Inc., PSI Merger Sub, Inc. and The W Group, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 2	Purchase Agreement, dated April 29, 2011, among Format, Inc. and the investors in the private placement (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 3	Certificate of Designation of Series A Convertible Preferred Stock of Power Solutions International, Inc. (f/k/a Format, Inc.) (filed as Exhibit 3.1 to the

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Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 4	Stock Repurchase and Debt Satisfaction Agreement, dated as of April 29, 2011, between Format, Inc. and Ryan Neely and Michelle Neely (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 5	Purchase and Sale Agreement, dated April 28, 2011, between Gary Winemaster and Thomas Somodi.

Exhibit 6	Amended and Restated Bylaws of Power Solutions International, Inc. (f/k/a Format, Inc.) adopted April 29, 2011 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 7	Form of Voting Agreement, dated April 29, 2011, between Power Solutions International, Inc. and each of Gary Winemaster, Kenneth Winemaster, Thomas Somodi and Kenneth Landini (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 8	Form of Lock-Up Agreement entered into by each of Gary Winemaster, Kenneth Winemaster, Thomas Somodi and Kenneth Landini (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 9	Registration Rights Agreement, dated as of April 29, 2011, among Power Solutions International, Inc. and Gary Winemaster, Kenneth Winemaster and Thomas Somodi (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

CUSIP NO. 34637R 10 0	13D	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2011

By:	/s/ Gary S. Winemaster

Name:	Gary S. Winemaster

CUSIP NO. 34637R 10 0	13D	Page 14 of 14 Pages

Exhibit Index

Exhibit 1	Agreement and Plan of Merger, dated as of April 29, 2011 between Format, Inc., PSI Merger Sub, Inc. and The W Group, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 2	Purchase Agreement, dated April 29, 2011, among Format, Inc. and the investors in the private placement (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 3	Certificate of Designation of Series A Convertible Preferred Stock of Power Solutions International, Inc. (f/k/a Format, Inc.) (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 4	Stock Repurchase and Debt Satisfaction Agreement, dated as of April 29, 2011, between Format, Inc. and Ryan Neely and Michelle Neely (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 5	Purchase and Sale Agreement, dated April 28, 2011, between Gary Winemaster and Thomas Somodi.

Exhibit 6	Amended and Restated Bylaws of Power Solutions International, Inc. (f/k/a Format, Inc.) adopted April 29, 2011 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 7	Form of Voting Agreement, dated April 29, 2011, between Power Solutions International, Inc. and each of Gary Winemaster, Kenneth Winemaster, Thomas Somodi and Kenneth Landini (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 8	Form of Lock-Up Agreement entered into by each of Gary Winemaster, Kenneth Winemaster, Thomas Somodi and Kenneth Landini (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).

Exhibit 9	Registration Rights Agreement, dated as of April 29, 2011, among Power Solutions International, Inc. and Gary Winemaster, Kenneth Winemaster and Thomas Somodi (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed May 5, 2011, and incorporated herein by reference).